Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Nine Months Ended June 30,	Year Ended September 30,
	2012	2011		2010	2009
Ratio of earnings to fixed charges	2.4	—	(1)	3.6	3.6

(i)	For the year ended September 30, 2011, earnings were insufficient to cover fixed charges by $434.9 million.
For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes and equity earnings from affiliates plus fixed charges. Fixed charges include interest expense, capitalized interest and our estimate of the interest component of rent expense.
The ratios presented above are based on our historical consolidated and combined financial statements. As described in Note 1 to our audited combined financial statements included in this prospectus, for periods prior to Post's spin-off from Ralcorp, the combined financial statements present the historical combined results of operations, comprehensive income, financial position and cash flows of the branded cereal business of Ralcorp, which included Post Foods, LLC and Post Foods Canada Corp., which now comprise the operations of Post. All intercompany balances and transactions between Post entities have been eliminated. Transactions between Post and Ralcorp are included in the financial statements included in this prospectus.